EXHIBIT 21.1

Name of consolidated	State or other jurisdiction of	Date of incorporation or	Attributable
subsidiary or entity	incorporation or organization	formation (date of acquisition, if applicable)	interest

Cemtrex Ltd	Hong Kong	September 4, 2013	100%
Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Advanced Technologies, Inc.	New York	July 11, 2017	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Griffin Filters, LLC	New York	September 6,2005 (April 30,2007)	100%
Cemtrex XR, Inc.	Nevada	September 10, 2020	100%
Vicon Industries, Inc.	New York	March 23, 2018	95%
Vicon Industries Limited	United Kingdom	March 23, 2018	95%
Vicon Deutschland GmbH)	Germany	March 23, 2018	95%
TeleSite U.S.A., Inc.	New Jersey	March 23, 2018	95%
Vicon Systems Ltd.	Israel	March 23, 2018	95%